CYCLACEL PHARMACEUTICALS, INC.

200 CONNELL DRIVE, SUITE 1500

BERKELEY HEIGHTS, NJ 07922

May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard

Re:	Cyclacel Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-279157 (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Cyclacel Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Monday, May 13, 2024, at 4:00 p.m. Eastern Time, or as soon as thereafter practicable, or at such other time as the Registrant or its outside counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., request by telephone that such Registration Statement be declared effective.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6732, with any questions regarding this request.

Very truly yours,

CYCLACEL PHARMACEUTICALS, INC.

/s/ Paul McBarron
Executive Vice President-Finance, Chief Financial Officer and Chief Operating Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey Schultz, Esq.